Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: September 3, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On September 3, 2025, ReserveOne made the below communications on its LinkedIn and X accounts.

On September 3, 2025, ReserveOne posted a video on its LinkedIn, X and Youtube accounts, featuring Sebastian Bea, President and Chief Investment Officer of ReserveOne. The transcript is below.

Sebastian Bea: We have seen approximately a 10% decline in Bitcoin from recent peaks. So the question people are now asking is, ‘is this a correction?’ The short answer is no, but let’s use math to define it. So, the word ‘correction’ and ‘bear market,’ those two terms come from the equity market, and they mean something. So, in the U.S. market, generally a 10%-ish decline in the U.S. equity market, say the S&P 500, we would call that a correction. And, if the decline was in excess of 20% peak to trough, we’d call that a bear market. Now, is a 10% decline in Bitcoin a correction? No. That’s like a weekend. So, what would be a correction and a bear market for Bitcoin?

Bitcoin – is it time to be long or time to be short Bitcoin? And big news from the CFTC. Alright, all on today’s Investment Desk by ReserveOne. For those of you that are new, I’m Sebastian Bea, President and CIO of ReserveOne. Every week we focus on three key topics that we think should matter to investors in and around digital assets. Before we get started, welcome back from the break. Say goodbye to summer, hello to fall. It’s going to be a busy one.

Alright, so let’s jump into our first topic: Bitcoin correction. We have seen approximately a 10% decline in Bitcoin from recent peaks. So the question people are now asking is, ‘is this a correction?’ The short answer is no, but let’s use math to define it. So, the word ‘correction’ and ‘bear market,’ those two terms come from the equity market, and they mean something. So, in the U.S. market, generally a 10%-ish decline in the U.S. equity market, say the S&P 500, we would call that a correction. And, if the decline was in excess of 20% peak to trough, we’d call that a bear market. Now, is a 10% decline in Bitcoin a correction? No. That’s like a weekend.

So, what would be a correction and a bear market for Bitcoin? Well, that’s going to take a little bit of math. First off, we have to look at volatility. And that’s just how much a price is moving around. S&P500 has a price volatility of around 20%, let’s assume, and Bitcoin price volatility used to be 100, it’s been around 37 more recently, but let’s call it 50. So, Bitcoin’s price volatility is somewhere around 2 to 3 times the volatility of equities. So, if we use that as a gauge, then we can look back at Bitcoin and think about what a correction would be, with the market having really come back, and then what a bear market would be. And for that, I’d like to use a visual aid, so I am going to try to share my screen – here we go – alright. So what we’re looking at here is the price of XBT-USD, that is, the price of Bitcoin on Bloomberg. As you notice, they don’t put it in thousands, they put it in millions, which we like very much. And what you can see here is that the decline from the recent peak has been almost 10%. But that, as we said, is not a correction. A correction, if we were to vol-scale it, as I like to say with equities, would be something more like 92,000. You can see it here on my screen. And if we were to have a bear market, what does a real bear market look like for Bitcoin? Well, bear market would be down 50% from recent peaks, and that would be on the order of 62,000. Alright, so obviously we’re not there. What does this mean? We’re not even in correction territory yet. And if you are bearish, and you’re looking for one, well we have more downside. But if you’re looking for an opportunity with lower prices, well, this may be where you want to nibble and maybe make some bigger bets if we see a broader decline. But as you’ll notice in our next segment, you don’t want to wait so long.

Alright. Segment two: seasonality. Bitcoin has been soft as we’ve headed out of summer into fall, and it is heading down a bit into September. It’s actually up on the month but it’s been pretty volatile in the past. It turns out that this is a familiar pattern of particularly having price weakness in September. When we talk about that, we’re really referring to seasonality, or at least, you know, studying the price behaviors of a securities or commodities by a calendar or seasonal sort of view. And this type of seasonality often influences the actions of traders. So, it’s something that is quite reflexive, meaning that it matters because it matters. And it can actually impact how traders act, so it’s important to pay attention to this. There’s actually some pretty good academic research on SSRN and this topic. This is a phenomenon – seasonality – that’s not only found in crypto, but in equities, so it’s important to be aware of.

So, let’s take a look at what seasonality actually looks like for Bitcoin. And we did touch on this last week, but we wanted to spend a bit more time on it this week. So for those of you that are new and didn’t catch last week, this is the seasonality chart on Bloomberg. I am currently looking at XBT – XBT is the ticker for Bitcoin, it’s compared to the US dollar – and what we show here are the returns for Bitcoin by month by year, going back ten years. So this seasonality is only looking back ten years, but it is still a pretty good range to look at. And on the very top row, you see what the average price returns have been by month. As you see here, in September, this has been historically the worst month for Bitcoin in total pricing returns – it is down 3.2%. But as I mentioned in the previous segment, if you’re thinking about waiting for Bitcoin to get a little softer, don’t wait too long, because as you notice, if seasonals hold up, October is the strongest month for Bitcoin historically, and sometimes people refer to it as “Uptober,” and as you can see the price return has been 22.51% and it has been positive every October since 2019.

So, what’s the takeaway here? Basically, knowing nothing else, if you want to be a bit more patient, as traders tend to sell in September, fine, but don’t wait too long, because they tend to buy back in October in size.

Alright, so let’s jump into our last topic. This is big news from the CFTC, and wanted to flag this big news from the CFTC on August 28 when many folks were on the beach and not necessarily paying attention. There was this announcement from the Acting Chairman Caroline Pham announcing and advisory with regards to the FBOT, okay? So, what are we talking about. This is very important – for market structure, this could matter. At the end of the day, what the CFTC is saying is that if you’re in a foreign exchange, and you want to have U.S. persons trade on your exchange, we’re going to clear up what it’s going to take, and no, you as a foreign exchange, do not need to launch a U.S. version of yourself. Rather, we’re giving you very clear direction as to the right way of doing it. Why does this matter? It’s because we have a market structure right now that is quite bifurcated between the U.S., and the rest of the world. And the rest of world, whether it’s in spot, futures, or derivatives, is significantly larger than the U.S. market. And that means that U.S. consumers – U.S. persons – we in general are not able to access the total liquidity that exists for our asset class. So, this is a big deal and it means that we as U.S. traders might have better market access over time.

Now, for those who are very interested in the details, I am going to jump into those, because they do seem to matter. What the CFTC is talking about is an existing framework called the Foreign Board of Trade framework. And this framework already existed and there was some prior guidance from the CFTC that was causing exchanges to think that they needed to set up in the U.S. Now, the CFTC is making this very, very clear: they do not. If they want to access U.S. traders, what they need to do, rather, is to go and register and be regulated by a local regulator – number one – and then – number two – go and register with the FBOT. Now the implications of these are a couple of things, but basically, when they register with the FBOT, they still have to comply with rules regarding abuse of trading, they have to enforce rules maintaining market integrity, and they have to crucially be overseen by a foreign regulator that has the power to intervene in their market, and lastly – also crucially – that that regulator can share information with the CFTC.

So, this is pretty interesting, because this now means that if there are exchanges that are overseas, that are in a good regulatory environment, let’s say VARA or ADGM in the UAE, and these exchanges are willing to have an information sharing agreement with their regulator, the CFTC, and they’re willing to sign up for all of the rules that come with this two-step regulation, this means that we could potentially start to break down the walls between the U.S. and the rest of world digital asset trading market. And this could be a really, really big deal. Liquidity has been split between the U.S. and non U.S. We still have pretty good liquidity, clearly, but there is an increased potential of instruments and liquidity that could be possible for U.S. firms by this action. So, it does require still the exchanges to do quite a bit. They still have to get registered and regulated in their local markets, they still have to sign up for the FBOT, but this is a big step, and we’re really excited to see the CFTC creating this regulatory clarity.

Alright, that is it for this week. If you liked what we heard, or even if you didn’t, let us know. Appreciate it. Bye.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.